SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Super-Sol Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

None

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIC Loans Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 106,991,812.37

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 106,991,812.37

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,991,812.37

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.47%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with  respect to the ordinary shares, par value New Israeli Shekel 0.10 per share, of Super-Sol Ltd.

Item 1.	Security and Issuer

The class of securities to which this Amendment relates is the ordinary shares, par value New Israel Shekel (“NIS”) 0.10 per share (the “Ordinary Shares”), of Super-Sol Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at Super-Sol Logistic Park, 30 Shmotkin Benyamin Street, Rishon LeZion 75363, Israel.

The Ordinary Shares are listed for trading only on the Tel Aviv Stock Exchange. In October 1997 American Depository Shares of the Issuer (individually an “ADS” and collectively “ADSs”) began to be publicly traded on the  New York Stock Exchange. Each ADS represented five Ordinary Shares. On December 24, 2002 all the ADSs then outstanding ceased to be publicly traded on the New York Stock Exchange.

There is no CUSIP number for the Ordinary Shares. The CUSIP number for the ASDs was 868511-20-5.
Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           DIC Loans Ltd., an Israeli private corporation (“DIC Loans”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC Loans engages in financing and investments in securities of companies. DIC Loans owns directly Ordinary Shares of the Issuer.

(2)           Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, DIC beneficially owned all the outstanding shares of DIC Loans. By reason of DIC’s control of DIC Loans, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC Loans.

(3)           IDB Development Corporation Ltd., an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC Loans.

(4)           IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC Loans.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (4) above:
(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC Loans.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Loans, (ii) DIC, (iii) IDB Development and (iv) IDB Holding are set forth in Schedules A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C and D to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

(1)           On February 24, 1998, and February 25, 1998, PEC Israel Economic Corporation (“PEC”), a Maine corporation in which a direct controlling interest was owned by IDB Development from 1981 through 1999, and since 1999 has been a wholly owned subsidiary of DIC, acquired an aggregate of 8,571,726 Ordinary Shares in privately negotiated transactions at a purchase price of NIS12.50 per Ordinary Share ($3.48 per Ordinary Share), or an aggregate amount of $29,829,609 excluding commissions. PEC purchased the 8,571,726 Ordinary Shares with $9,829,609 of its own funds and $20 million of funds borrowed from Israel Discount Bank Ltd., pursuant to an unsecured line of credit, which has been repaid later on.

On the same dates DIC acquired an aggregate of 12,028,376 Ordinary Shares in privately negotiated transactions at a purchase price of NIS12.50 per Ordinary Share ($3.48 per Ordinary Share), or an aggregate amount of $41,858,748 excluding commissions.  DIC purchased the 12,028,376 Ordinary Shares with its own funds.

From December 23, 1997 through January 22, 1998, Delek Investments and Properties Ltd., an Israeli corporation (“Delek Investments”), then a wholly owned subsidiary of “Delek” - The Israel Fuel Corporation Ltd., an Israeli corporation (“Delek”), which was approximately 38% owned and controlled at the time by DIC,  purchased an aggregate of 928,236 Ordinary Shares in transactions on the Tel Aviv Stock Exchange at prices ranging from NIS9.47 per Ordinary Share to NIS9.82 per Ordinary share ($2.63 per Ordinary Share to $2.73 per Ordinary Share), or an aggregate amount of approximately $2,501,100. Delek Investments purchased the 928,236 Ordinary Shares with its own funds.

(2)           On June 23, 1998, Delek Investments distributed 25,925,224 Ordinary Shares to its sole shareholder, Delek, which, in turn, immediately distributed such Ordinary Shares to its shareholders as a dividend. As a result of such dividend distribution, DIC, a shareholder in Delek, received 9,964,487 Ordinary Shares. Immediately after such dividend distribution, DIC sold its entire equity ownership interest in Delek.

(3)           On various dates from November 16, 1998 through December 30, 1998, PEC, DIC Loans and DIC acquired an aggregate of 10,830,587 Ordinary Shares at prices ranging from NIS 8.98 per Ordinary Share to NIS11.00 per Ordinary Share (approximately $2.15 per Ordinary Share to $2.64 per Ordinary Share). Of the 10,830,587 Ordinary Shares purchased, PEC purchased 5,415,293 Ordinary Shares, DIC Loans purchased 2,915,294 Ordinary Shares and DIC purchased 2,500,000 Ordinary Shares. PEC, DIC Loans and DIC acquired all of these Ordinary Shares using their respective working capital.

(4)           On September 8, 1999:

PEC purchased 2,432,444 Ordinary Shares in privately negotiated transactions at a price of NIS12.20 per Ordinary Share (approximately $2.91 per Ordinary Share), or a total price of NIS29,675,816.80 (approximately $7,082,533), using its own funds. In addition, PEC purchased 99,260 ADSs (which represented 496,300 Ordinary Shares) in privately negotiated transactions at a price of $14.4824 per ADS, or a total price of $1,437,523, using its own funds.

DIC Loans purchased 3,621,381 Ordinary Shares in privately negotiated transactions from the same persons and entities from whom PEC purchased the Ordinary Shares set forth in the preceding paragraph, at a price of NIS12.20 per Ordinary Share (approximately $2.91 per Ordinary Share), or a total price of NIS44,180,848 (approximately $10,544,355), using funds from an affiliate.

(5)           On various dates from October 18, 1999 through October 27, 1999:

PEC purchased 2,522,361 Ordinary Shares in market transactions on the Tel Aviv Stock Exchange at prices from NIS11.80 to NIS12.30 per Ordinary Share (approximately $2.76 to $2.88 per Ordinary Share), or a total price of NIS30,421,227 (approximately $7,124,409), using its own funds.

DIC purchased 3,082,887 Ordinary Shares in market transactions on the Tel Aviv Stock Exchange at prices from NIS11.80 to NIS12.30 per Ordinary Share, or a total price of NIS37,181,516 (approximately $8,707,615), using its own funds.

(6)           On November 21, 1999 and November 22, 1999 DIC purchased an aggregate of 332,350 Ordinary Shares in open market transactions for a total purchase price of $1,012,179, using its own fund, and PEC purchased an aggregate of 271,930 Ordinary Shares in open market transactions for a total purchase price of $828,678, using its own fund.

(7)           On December 29, 1999 DIC Loans acquired from PEC and DIC 47,856,869.03 Ordinary Shares and 39,642,961.34 Ordinary Shares (being all the Ordinary Shares then held by PEC and DIC) respectively in exchange for an issuance of shares of DIC Loans to PEC and DIC.

Item 4.	Purpose of Transaction

The Ordinary Shares acquired by PEC and DIC were purchased for investment purpose and to protect the ability of such Reporting Persons to continue to influence the policies of the Issuer and to assure that any extraordinary corporate transactions involving the Issuer would be made with fair consideration given to the interests of such Reporting Persons. The Reporting Persons may seek to use their influence to prevent, or modify the terms of any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of the issuer or the composition of its Board of Directors or dividend policies which the Reporting Persons believe are not in the interest of the Issuer or their interests as substantial investors in the Issuer. The Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the Tel Aviv Stock Exchange or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

(1)           As of December 31, 1997:

PEC beneficially owned 28,146,815 Ordinary Shares, or approximately 13.5% of the outstanding Ordinary Shares.

Delek Investments beneficially owned 25,918,866 Ordinary Shares, or approximately 12.4% of the outstanding Ordinary Shares. Delek, by reason of its control of Delek Investments at such time, shared the power to vote and dispose of these 25,918,866 Ordinary Shares.

DIC directly owned 24, 690,164 Ordinary Shares, or approximately 11.8% of the outstanding Ordinary Shares, and, by reason of its control of Delek Investments at such time, shared the power to vote and dispose of a total of 50,609,030 Ordinary Shares, or approximately 24.2% of the outstanding Ordinary Shares.

PEC, DIC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 78,755,845 Ordinary Shares held by PEC, DIC and Delek Investments, or approximately 37.7% of the outstanding Ordinary Shares.

All these Ordinary Shares were acquired by PEC, Delek Investments and DIC prior to the time that the ADSs began to be traded on the New York Stock Exchange.

The Issuer advised at the time such Reporting Persons that there were 208,602,065 outstanding Ordinary Shares as of December 31, 1997. The percentages of Ordinary Shares outstanding set forth above in this section (1) are based on this number.

(2)           As of February 28, 1998:

PEC beneficially owned 36,718,541 Ordinary Shares, or approximately 17.6% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

Delek Investments (then controlled by DIC) beneficially owned 26,488,341 Ordinary Shares, or approximately 12.7% of the outstanding Ordinary Shares. Delek Investments shared the power to vote and dispose of these Ordinary Shares.

DIC directly owned 36,718,540 Ordinary Shares, or approximately 17.6% of the outstanding Ordinary Shares and, by reason of its control of Delek Investments at the time, shared the power to vote and dispose of a total of 63,206,881 Ordinary Shares, or approximately 30.3% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

IDB Holding, IDB Development, PEC and DIC may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 99,925,422

Ordinary Shares held by PEC, DIC and Delek Investments, or approximately 47.9% of the outstanding Ordinary Shares.

The Issuer advised at the time such Reporting Persons that there were 208,680,569 Ordinary Shares outstanding on February 26, 1998. The percentages of Ordinary Shares outstanding set forth above in this section (2) are based on this number.

On February 24, 1998, PEC and DIC purchased 8,002,241 Ordinary Shares and 7,096,247 Ordinary Shares, respectively, for a purchase price of NIS12.50 per Ordinary Share or $3.48 per Ordinary Share. On February 25, 1998, PEC and DIC purchased an additional 569,485 Ordinary Shares and 4,932,129 Ordinary Share. All such purchases were made in privately negotiated transactions.

The following table sets forth the purchases of Ordinary Shares made by Delek Investments from December 23, 1997 through January 22, 1998. All such purchases were made in transactions on the Tel Aviv Stock Exchange:

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
December 23, 1997	20,000	$2.68
	10,000	2.68
	21,400	2.69
December 24, 1997	5,200	2.63
	2,500	2.63
	2,500	2.63
	3,000	2.64
	35,000	2.66
	43,059	2.67
	5,000	2.66
	40,000	2.73
December 25, 1997	14,900	2.73
	69,502	2.68
	56,222	2.68
December 28, 1997	12,352	2.68
January 12, 1998	54,438	2.65
	10,000	2.68
	24,446	2.69
	53,300	2.66
	23,750	2.67
January 15, 1998	26,383	2.69
	10,000	2.68
	16,349	2.69
January 19, 1998	10,000	2.69
January 20, 1998	2,657	2.70
	10,501	2.71
	26,238	2.71
January 21, 1998	10,000	2.71
	23	2.71
	22,489	2.72
	5,000	2.72
January 22, 1998	263,786	2.73
	115	2.69

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares from December 15, 1997 through February 28, 1998.

Information provided at the time to such Reporting Persons indicated that as of February 28, 1998, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, Delek and Delek Investments, owned an aggregate of 12,000 Ordinary Shares. On February 24, 1998, Mr. Shlomo Abadi, then the Vice President of Human Resources of Delek, sold 8,856 Ordinary Shares on the Tel Aviv Stock Exchange for a price of NIS 12.35 per Ordinary Share ($3.48 per Ordinary Share).

(3)           As of June 23, 1998:

PEC beneficially owned 36,718,541 Ordinary Shares, or approximately 17.6% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 46,683,027 Ordinary Shares (including the 9,964,487 Ordinary Shares received in the dividend distribution from Delek), or approximately 22.3% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

IDB Holding, IDB Development, PEC and DIC may each have been deemed to share the power to vote and dispose of an aggregate of 83,401,568 Ordinary Shares held by PEC and DIC, or approximately 39.9% of the outstanding Ordinary Shares.

The Issuer advised at the time such Reporting Persons that there were 209,120,692 Ordinary Shares outstanding on June 23, 1998. The percentages of Ordinary Shares outstanding set forth above in this Section (3) are based on his number.

On June 23, 1998, DIC received a dividend distribution from Delek of 9,964,487 Ordinary Shares. None of such Reporting Persons purchased or sold any Ordinary Shares during the 60 day period that ended on June 23, 1998.

Information provided at the time to such Reporting Persons indicated that as of June 23, 1998, the executive officers and directors of IDB Holding, IDB Development, PEC and DIC shared the power to vote or dispose of an aggregate of 26,400 Ordinary Shares and that as of July 8, 1998 such officers and directors shared the power to vote or dispose of an aggregate 12,000 Ordinary Shares. Except as disclosed in the next paragraph, none of such officers or directors purchased or sold any Ordinary Shares during the 60 day period ended on June 23, 1998.

A partnership which Mr. Joseph Ciechanover, then a director of IDB Holding, IDB Development and PEC, may have been deemed to control, purchased on the Tel Aviv Stock Exchange 7,000 Ordinary Shares at a price of NIS12.62 per share on June 1, 1998 and 2,500 Ordinary Shares at a price of NIS12.68 per share on June 2, 1998, and sold on the Tel Aviv Stock Exchange 1,200 Ordinary Shares at a price of NIS12.03 per share on June 16, 1998. On June 28, 1998, such partnership sold on the Tel Aviv Stock Exchange 9,500 Ordinary Shares at a price of NIS12.27 per share. During June 1998, one NIS was equal to approximately 28 cents.

(4)           As of December 30, 1998:

PEC beneficially owned 42,133,835 Ordinary Shares, or approximately 20.14% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 2,915,294 Ordinary Shares, or approximately 1.39% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC owned directly 49,183,031.33 Ordinary Shares, or approximately 23.51% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share the power to vote and dispose of the 2,915,294 Ordinary Shares owned by DIC Loans, or a total of 52,098,325.33 Ordinary Shares, constituting approximately 24.90% of the outstanding Ordinary Shares.

IDB Holding, IDB Development, PEC and DIC may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 94,232,160.33

Ordinary held by PEC, DIC and DIC Loans, or approximately 45.04% of the outstanding Ordinary Shares.

The Issuer advised at the time such Reporting Persons that there were 209,215,692 Ordinary Shares outstanding as of December 27, 1998. The percentages of Ordinary Shares outstanding set forth above in this Section (4) are based on this number.

The following table sets forth the purchases of Ordinary Shares made by PEC, DIC Loans and DIC from November 16, 1998 through December 30, 1998. All such purchases were made on the Tel Aviv Stock Exchange. From November 16, 1998 through December 28, 1998, PEC and DIC Loans each purchased approximately 2,915,293 Ordinary Shares. On December 30, 1998, PEC and DIC each purchased 2,500,000 Ordinary Shares. Except as set forth in the table, none of such Reporting Persons has purchased or sold any Ordinary Shares from October 27, 1998 through December 30, 1998.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share in NIS
November 16, 1998	4,120	8.98
	30,000	8.99
	60,000	9.00
	790,715	9.00
November 17, 1998	6,000	9.35
	11,813	9.36
	6,500	9.37
	10,000	9.38
	48,330	9.39
	27,306	9.40
	5,000	9.41
	6,000	9.42
	5,000	9.43
	8,520	9.50
December 27, 1998	80,400	10.90
	378	10.94
	77,500	10.95
	75,000	10.96
	103,928	10.97
	92,100	10.98
	151,197	10.99
	930,780	11.00
	1,300,000	11.00
December 28, 1998	2,000,000	10.53
December 30, 1998	5,000,000	10.60

Information provided at the time to such Reporting Persons indicated that as of December 27, 1998, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans shared the power to vote and dispose of an aggregate of 12,000 Ordinary Shares. None of such officers or directors purchased or sold any Ordinary Shares from October 27, 1998 through December 30, 1998.

(5)           As of September 8, 1999:

PEC beneficially owned 45,062,578.03 Ordinary Shares, or approximately 21.47% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 19,491,982 Ordinary Shares, or approximately 9.29% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC owned directly 36,227,724.33 Ordinary Shares, or approximately 17.26% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share the power to vote and dispose of the 19,491,982 Ordinary Shares owned by DIC Loans and the 45,062,578.03 Ordinary Shares owned by PEC, or a total of 100,782,284.37 Ordinary Shares, constituting approximately 48.02% of the outstanding Ordinary Shares.

IDB Holding, IDB Development, PEC and DIC may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 100,782,284.37 Ordinary Shares held by PEC, DIC and DIC Loans, or approximately 48.02% of the outstanding Ordinary Shares.

The Issuer advised at the time such Reporting Persons that there were 209,860,342 Ordinary Shares outstanding as of September 8, 1999. The percentages of Ordinary Shares outstanding set forth above in this Section (5) are based on this number.

Information provided at the time to such Reporting Persons indicated that as of September 8, 1999, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans shared the power to vote and dispose of an aggregate of 12,000 Ordinary Shares. None of such officers or directors purchased or sold any Ordinary Shares from July 1, 1999 through September 8, 1999.

(6)           As of October 27, 1999:

PEC beneficially owned 47,584,939.03 Ordinary Shares, or approximately 22.67% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 19,491,982 Ordinary Shares, or approximately 9.29% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC owned directly 39,310,611.34 Ordinary Shares, or approximately 18.73% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share the power to vote and dispose of the 19,491,982 Ordinary Shares owned by DIC Loans and the 47,584,939.03 Ordinary Shares owned by PEC, or a total of 106,387,532.37 Ordinary Shares, constituting approximately 50.69% of the outstanding Ordinary Shares.

IDB Holding, IDB Development, PEC and DIC may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 106,387,532.37 Ordinary Shares held by PEC, DIC and DIC Loans, or approximately 50.69% of the outstanding Ordinary Shares.

The Issuer advised at the time such Reporting Persons that there were 209,860,342 Ordinary Shares outstanding as of September 30, 1999. The percentages of Ordinary Shares outstanding set forth above in this Section (6) are based on this number.

The following table set forth the purchases of Ordinary Shares made by PEC and DIC from October 18, 1999 through October 27, 1999. All such purchases were made on the Tel Aviv Stock Exchange. For each purchase set forth in the table, PEC acquired 45% of the Ordinary Shares purchased and DIC acquired 55% of the Ordinary Shares purchased. Except as set forth in the table, none of the Reporting Persons has purchased or sold any Ordinary Shares from September 8, 1999 through October 27, 1999.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share in NIS
October 18, 1999	18,169	12.01
	150,000	11.80
	671	11.80
	151,915	11.86
	11,470	11.95
	7,900	11.96
	45,000	11.96
	60,000	11.96
	50,000	11.96
	50,000	11.96
	40,000	11.96
	40,000	11.97
	20,000	11.97
	20,000	11.97
	20,000	11.97
	30,000	11.98
	35,000	11.98
	40,000	11.99
	30,000	11.99
	34,000	12.00
	10,000	12.00
	32,000	12.00
	20,000	12.00
	20,000	12.00
	10,000	12.00
	20,000	12.00
October 18, 1999	7,000	12.00
	18,400	12.00
	10,000	12.00
	20,000	11.99
	10,000	12.00
	10,000	12.00
	166,402	12.00
	40,000	12.00
	15,500	12.00
	20,000	12.00
	6,487	12.00
	100,000	12.00
	10,000	12.00
	19,000	12.00
	30,000	12.00
	30,000	12.00
	20,000	12.00
	25,000	12.00
	35,000	12.00
	53,000	12.00
	13,000	12.00
	50,000	12.00
	10,000	12.00
	27,500	12.00

	50,000	12.00
	30,000	12.00
	55,000	12.00
	10,000	12.00
October 19, 1999	50,000	12.30
	41,000	12.30
	50,000	12.30
	40,000	12.30
	63	12.30
	65,000	11.97
	50,000	12.00
	63,000	11.99
	40,000	12.00
	42,100	11.99
	70,000	11.99
	72,000	11.97
	62,000	12.02
	60,000	12.03
	76,000	12.05
	25,000	12.05
	125,000	12.09
October 19, 1999	10,600	12.10
	20,000	12.10
	30,000	12.10
	111,000	12.13
	4,000	12.13
	27,800	12.18
	160,000	12.19
	11,000	12.24
	165,000	12.30
	34,437	12.30
October 20, 1999	30,000	12.10
	10,000	12.10
	15,000	12.11
	10,000	12.12
	10,000	12.12
	80,000	12.13
	5,586	12.13
	60,000	12.14
	21,414	12.14
	10,000	12.14
	18,000	12.14
	25,000	12.14
	13,000	12.15
	40,000	12.15
	60,000	12.15
	55,000	12.14
	40,000	12.14
	20,000	12.15
	50,000	12.16

	30,000	12.16
	3,000	12.17
	10,000	12.17
	45,000	12.18
	20,000	12.19
	23,000	12.20
	71,000	12.19
	35,000	12.20
October 26, 1999	10,000	11.90
	101	11.90
	101,300	11.95
	21,700	12.00
	6,800	11.96
	7,500	12.00
	34,500	11.96
	11,200	11.96
October 26, 1999	9,000	11.96
	28,000	11.95
	10,000	11.94
	6,000	11.95
	7,000	11.95
	27,200	11.95
	36,600	11.95
	42,000	11.95
	37,200	11.95
	30,000	11.95
	42,800	11.95
	35,000	11.95
	42,000	11.95
	30,000	11.95
	5,100	11.97
	68,000	11.95
	60,000	11.95
	25,000	12.02
	22,200	12.07
	26,000	12.09
	64,552	12.00
	17,586	11.95
October 27, 1999	12,048	12.03
	17,100	12.10
	7,604	12.05
	15,906	11.97
	50,000	12.15
	30,000	12.15
	20,000	12.15
	51,000	12.20
	33,000	12.19
	39,000	12.15
	10,000	12.10
	36,000	12.12

	10,000	12.10
	2,100	12.15
	90,000	12.10
	30,000	12.09
	10,000	12.03
	18,700	12.10
	10,000	12.00
	7,037	12.00
	9,500	12.00
	6,800	12.00
	8,700	12.00
October 27, 1999	9,000	12.00
	35,000	12.00

Information provided at the time to such Reporting Persons indicated that as of October 27, 1999, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans shared the power to vote and dispose of an aggregate of 12,010 Ordinary Shares. None of such officers or directors purchased or sold any Ordinary Shares from August 1, 1999 through October 27, 1999.

(7)           On November 21, 1999 and November 22, 1999 DIC and PEC purchased an aggregate of 332,350 Ordinary Shares 271,930 Ordinary Shares, respectively, and in open market transactions at a purchase price of $3.05 per share.

(8)           On December 29, 1999 DIC Loans acquired from PEC and DIC 47,856,869.03 Ordinary Shares and 39,642,961.34 Ordinary Shares (being all the Ordinary Shares then held by PEC and DIC), respectively, in exchange for an issuance of shares of DIC Loans to PEC and DIC.

(9)           As of May 19, 2003:

DIC Loans owned 106,991,812.37 Ordinary Shares, or approximately 50.47% of the outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of these Ordinary Shares.

DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the 106,991,812.37 Ordinary Shares held by DIC Loans, or approximately 50.47% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 212,003,235 Ordinary Shares outstanding as of May 19, 2003. The percentages of Ordinary Shares outstanding set forth above in this Section (9) are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC and DIC Loans owned Ordinary Shares as of May 19, 2003, and that none of these executive officers and directors purchased or sold from March 15, 2003 through May 19, 2003, any Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C and D	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Loans, (ii) DIC, (iii) IDB Development and (iv) IDB Holding.

Exhibit 1	-	Letter Agreement dated June 16, 2003 between DIC Loans and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of DIC Loans.

Exhibit 2	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of DIC.

Exhibit 3	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of IDB Development.

Exhibit 4	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Nochi Dankner.

Exhibit 5	-	Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 6	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Ruth Manor.

Exhibit 7	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Amendment and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2003

DIC LOANS LTD. DISCOUNT INVESTMENT CORPORATION LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN RUTH MANOR AVRAHAM LIVNAT

BY: IDB HOLDING CORPORATION LTD.

	BY:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB
Holding Corporation Ltd., for itself and on behalf of DIC Loans
Ltd., Discount Investment Corporation Ltd., IDB Development
Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth
Manor and Avraham Livnat, pursuant to agreements annexed to
this Amendment No. 5 as Exhibits 1 through 7.

Schedule A

Directors and Executive Officers
of
DIC Loans Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Discount Investment Corporation Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors And Executive Officers
of
Discount Investment Corporation Ltd.
(As Of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel-Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimme l54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)           Dual citizen of Israel and France.

(**)         Citizen of Slovenia.

(***)      Dual citizen of Israel and U.S.A.

(#)           Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.